Filed by Jacobs Engineering Group Inc.

pursuant to Rule 425 under the Securities

Act of 1933, as amended, and deemed filed

pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended

Subject Company: CH2M Hill Companies, Ltd.

Commission File No.: 000-27261

Jacobs Engineering Group, Inc.

Fourth Quarter Fiscal 2017 Earnings

Conference Call

Tuesday, November 21, 2017, 10:00 AM

Eastern

CORPORATE PARTICIPANTS

Jonathan Doros - Vice President, Investor Relations

Steve Demetriou - Chairman and CEO

Kevin Berryman - Executive Vice President and CFO

The following is an excerpt from the transcript of the Fourth Quarter Fiscal 2017 Earnings Conference Call held on November 21, 2017.

QUESTION AND ANSWER

[…]

Steven Fisher

Okay, that’s helpful. Kevin, thanks for the bridge there on the quarter. Maybe if you can just give us a sense for the framework around what things you’re going to be including and excluding from earnings, adjusted earnings, as we close CH2M. Just kind of wondering how wide the gap is going to be GAAP earnings and adjusted to make sure we’re kind of consistently including and excluding things.

And along those lines, what’s in the $0.30 to $0.35 that you have assumed already for fiscal '18?

Kevin Berryman

$0.30 to $0.35 accretion?

Steven Fisher

Yes.

Kevin Berryman

We have not included the one-time costs associated with the transaction. So, what we’re separating is let’s call it the discrete. We will separate and call out the discrete costs, whether they’re investment banking fees, change in control costs, other advisory fees, IMO related activities which will continue for the time being into the balance of not necessarily the full year of '18 but certainly a big chunk of it, as they are driving the integration efforts. So, it’s really we’re separating the discrete costs versus what we consider to be the sustainable kind of margin profile that the business will be able to deliver once we’re complete with the acquisition.

The numbers, especially when you include the one-time change in control costs, are pretty significant. Those numbers are kind of adjusting as we speak, so I don’t really want to quote a number yet because I’ll probably be wrong as we’re working through the integration. But at the end of the day, they’re somewhat sizable and will be another chunk on top of the 225.

I will tell you, though, that those numbers were always embedded into our evaluation. There’s no change versus what our original expectations were, so they are kind of…probably the biggest piece will come in our Q2, probably, or Q1, late Q1. It depends on, ultimately, with the timing and how that works. But I think that ultimately the biggest chunk of change is going to be coming in Q1/Q2 and then it will ramp down, slide down to a normal kind of IMO related, activity-related cost, so big numbers in Q1 and Q2.

Steven Fisher

And that excludes the amortization, the $0.30 to $0.35?

Kevin Berryman

Yes.

Steven Fisher

Okay, I’ll turn it over. Thanks.

Kevin Berryman

No, I’m sorry, it includes the incremental amortization. I’m sorry. So, that’s a reported EPS accretion number, adjusted reported EPS number.

Steven Fisher

Okay, great. Thanks.

Kevin Berryman

Okay.

[…]

Operator

The next question will come from Tahira Afzal of KeyBanc Capital Markets. Please go ahead.

Tahira Afzal

Hi. Good morning guys. So first question, and maybe this is more for Kevin. Kevin, it seems like you’ve included in this adjusted EPS accretion, maybe it seems that there’s more than $1.00 per annum in amortization costs that you’re including in there. Would that be kind of correct?

Kevin Berryman

No. No. A dollar would be sizable in addition to their already existing depreciation and amortization. So, I’m not sure how you got to that number, but it would not be a dollar.

Tahira Afzal

It wouldn’t be that high?

Kevin Berryman

Tahira, maybe I can help you. If you can remember, we said 25% on a cash accretion basis. So, if you take the difference between those two numbers, they’re going to get more accurate as it relates to the 15 versus 25 number.

Tahira Afzal

Okay. And Kevin, if you’re looking at how that amortization dissipates, is it a very gradual effect? So, we shouldn’t assume this is a visible tailwind to your adjusted EPS beyond fiscal year 18?

Kevin Berryman

Say again?

Steve Demetriou

The amortization, is it a gradual effect?

Tahira Afzal

I guess I’m just wondering if that wears off.

Kevin Berryman

Yes. No, look, we will have an opening balance sheet that incorporates our views of the revised balance sheet, which will incorporate goodwill. It will incorporate the value of intangible assets. And those intangible assets will begin to amortize immediately. So it will basically happen over the course of 2018 as soon as we close.

There is a process that we will go through over the course of 2018 where we will look to finalize exactly what the numbers are. Once we get the company and we have the figures and we’re able to do the detailed analysis, there may be some adjustments that are ultimately embedded into that opening balance sheet. But that will be done within the first year and will have the revised figures kind of going forward by the end of our fiscal '18.

Additional Information and Where to Find It

In connection with the proposed acquisition of CH2M by Jacobs pursuant to the terms of an Agreement and Plan of Merger by and among CH2M, Jacobs and Merger Sub, Jacobs filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Form S-4”) on September 19, 2017, Amendment No. 1 to the Form S-4 on October 24, 2017 and Amendment No. 2 to the Form S-4 on November 8, 2017, which filings contain a proxy statement of CH2M and a prospectus of Jacobs. The Form S-4 (as amended) was declared effective on November 9, 2017, and the definitive proxy statement/prospectus was mailed or otherwise disseminated to CH2M’s stockholders on or about November 10, 2017. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT JACOBS, CH2M AND THE MERGER. Investors may obtain free copies of the current proxy statement/prospectus, as well as other filings containing information about Jacobs and CH2M, without charge, at the SEC’s Internet website (http://www.sec.gov). Copies of these documents may also be obtained for free from the companies’ websites at www.jacobs.com or www.ch2m.com

Participants in Solicitation

Jacobs, CH2M and their respective officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of CH2M in connection with the proposed transaction. Information about Jacobs’ executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on November 22, 2016 and its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on December 9, 2016. Information about CH2M’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on March 7, 2017, and the proxy statements for its 2017 annual meeting of stockholders, which was filed with the SEC on April 24, 2017. Investors may obtain more detailed information regarding the direct and indirect interests of Jacobs, CH2M and their respective executive officers and directors in the acquisition by reading the preliminary and definitive proxy statement/prospectus regarding the proposed transaction filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This document relates to a proposed business combination between Jacobs and CH2M. This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the proxy statement/prospectus or any other document that Jacobs may file with the SEC in connection with the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. Statements made in this document that are not based on historical fact are forward-looking statements, including statements regarding whether and when the proposed transaction between Jacobs and CH2M will be consummated and the anticipated benefits thereof. Although such statements are based on management’s current estimates and expectations, and currently available competitive, financial, and economic data, forward-looking statements are inherently uncertain, and you should not place undue reliance on such statements as actual results may differ materially. We caution the reader that there are a variety of risks, uncertainties and other factors that could cause actual results to differ materially from what is contained, projected or implied by our forward-looking statements. The potential risks and uncertainties include, among others, the possibility that CH2M may be unable to obtain required stockholder approval or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; general economic conditions; the possibility of unexpected costs, liabilities or delays in connection with the transaction; risks that the transaction disrupts current plans and operations of the parties to the transaction; the ability to recognize the benefits of the transaction; the amount of the costs, fees, expenses and charges related to the transaction and the actual terms of any financings that will be obtained for the transaction; the outcome of any legal proceedings related to the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement. For a description of some additional factors that may occur that could cause actual results to differ from forward-looking statements see the proxy statement/prospectus, Jacobs’ Annual Report on Form 10-K for the period ended September 30, 2016 and CH2M’s Annual Report on Form 10-K for the period ended December 30, 2016, and in particular the “Risk Factors” discussions thereunder as well as Jacobs’ and CH2M’s other filings with the Securities and Exchange Commission. Neither Jacobs nor CH2M is under any duty to update any of the forward-looking statements after the date of this document to conform to actual results, except as required by applicable law.